Exhibit 1.01

Leggett & Platt, Incorporated

Conflict Minerals Report

For the Reporting Period from January 1, 2018 to December 31, 2018

This Conflict Minerals Report (the “Report”) of Leggett & Platt, Incorporated (the “Company,” “we,” “our” or “us”) has been prepared pursuant to Rule 13p-1 and Form SD (collectively the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2018 to December 31, 2018.

The Rule requires disclosure of certain information when a company manufactures, or contracts to manufacture, products which contain certain minerals specified in the Rule that are necessary to the functionality or production of those products. These minerals, which we collectively refer to in this Report as “Conflict Minerals,” are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

The Company

We are a global manufacturer with facilities located around the world. Our manufacturing facilities are located in Austria, Belgium, Brazil, Canada, China, Croatia, Denmark, France, Hungary, India, Italy, Mexico, Poland, South Africa, South Korea, Switzerland, the United Kingdom, and the United States. Our operations are organized into 15 business units, which are divided into 10 groups under four segments: Residential Products; Industrial Products; Furniture Products; and Specialized Products.

The Company’s Reasonable Country of Origin Inquiry

Internal Survey and Reasonable Country of Origin Inquiry. We conducted an internal survey of parts and materials we purchased from suppliers. We assigned authority and responsibility to a person or persons for each business unit, as well as other operations, to (a) compile an internal inventory of the parts and materials that we (i) knew or reasonably suspected contained necessary Conflict Minerals and (ii) knew had been included in a product, the manufacture of which was completed in the reporting period, and (b) identify the associated suppliers. Based on our identified “in-scope” suppliers, we conducted a good faith, reasonable country of origin inquiry (“RCOI”) regarding such necessary Conflict Minerals. This RCOI was reasonably designed to determine whether the Conflict Minerals originated in the Covered Countries and whether the Conflict Minerals came from recycled or scrap sources. We adopted a supplier engagement approach. We sent requests to identified in-scope suppliers for necessary Conflict Minerals and sourcing information; smelter or refiner (the “SOR”) identification; and identification of the origin of the necessary Conflict Minerals used by those facilities (i.e. country of origin, recycled or scrap, etc.). Requests were sent through the SupplierSoft Conflict Minerals Application, a web-based tool designed to communicate and track Conflict Minerals sourcing information throughout the mineral supply chain by use of the Responsible Minerals Initiative (the “RMI”) Conflict Minerals Reporting Template (the “CMRT”). Along with the CMRT request, we distributed correspondence to each in-scope supplier which briefly described the requirements of the Rule and contained an electronic link to our Conflict Minerals Policy (the “Policy”) and our Purchase Order Terms and Conditions (the “Purchase Order Terms”) (each discussed below).

Validation and Analysis of Supplier Responses. The supplier responses on the CMRT were validated, to the extent reasonably practicable, by analyzing each CMRT for the existence of “red flags.” Our red flags generally included: (i) an incomplete response; (ii) a declaration that not all SORs have been listed for each Conflict Mineral declared; (iii) the inconsistency of a CMRT response with our internal inventory; (iv) the declaration of some Conflict Minerals originating from Covered Countries from a SOR that, according to the information on RMI’s website, is not active or conformant with RMI’s Responsible Minerals Assurance Process (the “RMAP”); (v) the inclusion of any of the Covered Countries on the SOR page of the CMRT where the SOR that is reported, according to the information on RMI’s website, is not active or conformant with RMI’s RMAP; and (vi) conflicting responses within the same CMRT. CMRT information was recorded in our Conflict Minerals Database (the “CM Database”). We prepared and delivered summary reports of supplier responses to senior management in our Conflict Minerals management structure.

Follow-up Request to Suppliers. We sent follow-up letters requesting a response from those in-scope suppliers who did not respond. Also, we sent communications requesting the identity of the non-responsive supplier’s supplier in an attempt to send the CMRT to such “sub-supplier” and to ascertain the identity of the SOR and the origin of any necessary Conflict Minerals in our supply chain. As discussed above, where in-scope suppliers provided a CMRT with responses considered to contain red flags, we sent follow-up communications requesting an explanation or elimination of any red flag.

Results of Reasonable Country of Origin Inquiry. We identified 315 in-scope suppliers and achieved a 94% response rate with 296 of these suppliers responding. We concluded that the Company has manufactured or contracted to manufacture products which contain Conflict Minerals that are necessary to the functionality or production of those products. Based on the RCOI, we determined that some parts and materials purchased contain necessary Conflict Minerals that originated from recycled or scrap sources or from outside the Covered Countries. These Conflict Minerals were outside the scope of our due diligence process described below.

The Company also determined that it knows or has reason to believe that a portion of its necessary Conflict Minerals originated or may have originated in the Covered Countries and may not be solely from recycled or scrap sources. Accordingly, with respect to these Conflict Minerals, we conducted due diligence on the source and chain of custody of such Conflict Minerals. These Conflict Minerals are contained in the “Covered Products” described below.

The Company’s Due Diligence Process

Design of Due Diligence. We designed our due diligence measures to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition), including the related supplements on tin, tantalum, tungsten and gold specifically as such supplements relate to our position in the supply chain as a downstream company (the “OECD Guidance”).

Scope of Due Diligence. We conducted due diligence on the source and chain of custody of the necessary Conflict Minerals with the objective of determining the origin of the necessary Conflict Minerals contained in the Covered Products, and whether such Conflict Minerals directly or indirectly financed or benefited Armed Groups, as defined in the Rule. We began our due diligence in November 2018, and it was substantially complete by the end of April 2019. We made resources available to support the due diligence process.

Our supply chain regarding the Covered Products is complex, and there are multiple parties in the supply chain between us and the original sources of Conflict Minerals. In this regard, we did not purchase necessary Conflict Minerals directly from SORs or mines. We rely primarily on our in-scope suppliers to provide information regarding the origin of the necessary Conflict Minerals included in the Covered Products. Moreover, we believe that SORs of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and we took steps attempting to identify the specific SORs of the necessary Conflict Minerals in our supply chain. In addition, we sent correspondence to verifiable SORs that were identified in the supply chain of any Covered Products and requested country of origin information for the necessary Conflict Minerals where such information was not provided by our supplier.

Our due diligence process is based on seeking data from our direct suppliers, and those suppliers seeking similar information within their supply chains to identify the specific SORs of the necessary Conflict Minerals contained in the Covered Products and ultimately the original sources of the necessary Conflict Minerals. As a downstream purchaser of Conflict Minerals, our due diligence measures can provide only reasonable, and not absolute, assurance regarding the source and chain of custody of such necessary Conflict Minerals. Although we also sent correspondence to verifiable SORs that were identified in the supply chain of any Covered Products and requested country of origin information for the necessary Conflict Minerals (where such information was not provided by our supplier), we do not have any contractual leverage over such SORs because we do not purchase such Conflict Minerals directly from them. We have not received any responses from such SORs to date stating the country of origin of such Conflict Minerals.

The Company’s Covered Products Subject to Due Diligence. The Company conducted due diligence on Conflict Minerals contained in products: (i) for which Conflict Minerals are necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured, by us; (iii) for which the manufacture was completed during calendar year 2018; and (iv) with respect to Conflict Minerals in such products, for which we were unable to reasonably determine that all of the Conflict Minerals contained therein did not originate in the Covered Countries (or did come from recycled or scrap sources) (the “Covered Products”). The Covered Products include the following:

Covered Products[1]
Adjustable Bed Bases
Automotive Pneumatics Lumbar Mechanisms
Automotive Pneumatics Silencer
Automotive Seating Side Bolster Mechanisms
Aviation, Furniture & Specialty Products Lumbar Mechanisms
Binding Machines (sews together mattress materials)
Blind-Stitch Machines (stitches mattress panels)
Bonded Urethane Carpet Pad & Block
Border Machines (winds up, notches and sews mattress borders)
Cables for Automotive Seating, Hoods, Trunks, Brakes and Doors
Compressed Prime Carpet Pad
Conveyor Machines (used in mattress manufacturing)
Electric Motors for Furniture Recliner & Lift Chair Mechanisms
Electrical Components in Furniture Mechanisms
Electronics in Adjustable Beds
Fastening Machines (used in the manufacturing of furniture)
Fastening Tools (used in manufacturing of furniture and bedding)
Flange Machines (sews non-woven material to mattress panels)
Foam Encasement Machines (compresses and rotates foam mattresses)
Furniture Recliner Lift Mechanisms & Accessories
Furniture Recliner Mechanisms
Gusset Machines (creates gussets on pillow-top mattresses)
Handle Machines (attaches mattress handles)
Height Adjustable Table Bases
Hose Assemblies & Power Cords for Boxsprings
Label and Repair Machines (attaches labels and/or repairs mattresses)
Machinery for Residential Furnishings
Machinery for Other Industries
Machinery for the Oil & Gas Industry
Mattress Encasing Machines (compresses mattresses for fire retardant encasement)
Mattress Handling Machines
Mattress Manufacturing Machinery
Mattress Spring Machines (produces mattress innersprings)
Mattress Testing Machines (tests finished mattresses)
Miter Machines (creates mitered corners of mattresses)
Motors for Adjustable Beds
Motors for Automotive Actuator Mechanisms
Motors for Automotive Lumbar Massage Mechanisms
Motors for Automotive Lumbar Mechanisms
Nickel Tubing for Aircraft
Power Actuators for Automotive Door Mechanisms
Power Actuators for Automotive Lumbar and Seat Mechanisms
Power Down Kits for Adjustable Beds
Power Recliner and Rocker Recliner Hardware Assembly
Remote Controls for Furniture Recliner & Lift Chair Mechanisms
Ruffler Machines (creates ruffled corners of mattresses)
Ski Tuning Machines
Tape Edge Machines (sews mattress panels to borders)
Wire Harnesses for Automotive Lumbar Mechanisms
Zipper Sewing Machines (creates zippers on mattresses)

[1]	The Covered Products also include certain parts that are not specifically listed above.

Description of Due Diligence Performed.

Below is a description of the measures we performed for the reporting period to exercise due diligence on the source and chain of custody of the necessary Conflict Minerals in the Covered Products.

OECD Guidance Step 1: Establish Strong Company Management Systems.

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Adopt, and clearly communicate to suppliers and the public, a company policy for the supply chain of minerals originating from conflict-affected and high-risk areas. We adopted and publicly communicated our Policy. The Policy extends to our suppliers and generally: (i) requires suppliers who provide components, parts or materials containing necessary Conflict Minerals to work with us towards conflict-free sourcing; (ii) prohibits human rights abuses associated with Conflict Minerals, including support to Armed Groups in Covered Countries; (iii) prohibits corruption, money-laundering and bribery in our mineral supply chain; (iv) requires suppliers to communicate their commitment to responsible sourcing and legal compliance to sub-suppliers; and (v) contains a grievance mechanism for our employees, suppliers and other interested parties, where permitted by applicable law, to notify us of a potential violation of the Policy. If we learn that a supplier is not in compliance with our Policy, we expect to work with the supplier to achieve compliance, subject to the suspension and termination decisions made pursuant to our risk management plan, as described below. The Policy is posted to our website at http://www.leggett.com/SupplierDocuments/Corporate and was communicated through training materials sent electronically to appropriate business unit personnel and identified in-scope suppliers. The website and information accessible through it are not incorporated into this document.

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Structure internal management to support supply chain due diligence. We utilized various employees in establishing a cross-functional internal management team to conduct Conflict Minerals due diligence. Our cross-functional internal management team consists of representatives from our business units, the Global Services Group, the Legal Department and senior management.

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Business Unit Personnel. We provided training materials for business unit personnel regarding their responsibilities in conducting an internal inventory and the requirements of the Rule. We then surveyed personnel for each of our business units, as well as other operations, and asked them to identify parts and materials containing necessary Conflict Minerals and the respective supplier of each such part or material. Business unit personnel linked the parts and materials to finished products manufactured, or contracted to be manufactured, by the applicable business unit or operation. In addition, business unit personnel contacted certain non-responsive suppliers in an attempt to assist the suppliers and obtain a response on the CMRT. Business unit personnel also categorized “non-responsive” in-scope suppliers pursuant to our risk management plan, as discussed below, for review by senior management.

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L&P Global Services Group. Our Global Services Group engaged with identified in-scope suppliers to seek information on the origin of the Conflict Minerals, the identity of the SORs that processed the Conflict Minerals, and whether the Conflict Minerals were derived from recycled or scrap sources. Finally, our Global Services Group engaged in follow-up due diligence communications with non-responsive suppliers.

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Legal Personnel. Legal personnel validated and analyzed in-scope supplier responses on the CMRT and prepared internal reports to senior management. They also oversaw compliance with our Policy and with our Purchase Order Terms with suppliers regarding responsible Conflict Minerals sourcing. Legal personnel also engaged in follow-up due diligence communications with those suppliers whose responses were considered to contain red flags.

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Senior Management. Our President & CEO; Executive Vice President & COO, President – Specialized Products & Furniture Products; Executive Vice President, President – Residential Products & Industrial Products; and Senior Vice President – General Counsel participated in the review of: (i) our Conflict Minerals due diligence process; (ii) our risk management plan; (iii) our Policy; (iv) our Purchase Order Terms; and (v) this Report. Also, our CEO sent communications to identified in-scope suppliers outlining our expectations of those suppliers in our mineral supply chain.

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Establish a system of controls and transparency over the mineral supply chain. We used the CMRT in an attempt to identify SORs in our supply chain as reported by our suppliers. The request to complete the CMRT included a letter which provided instructions on how to access the CMRT and listed the applicable parts from our CM Database. In addition, the distributions included a link to our Policy and Purchase Order Terms. The supplier responses on the CMRT were validated, to the extent reasonably practicable, by analyzing the CMRT for the existence of red flags. We sent follow-up communications to non-responsive suppliers and to those suppliers whose responses were considered to contain red flags. Finally, our procedure is to retain Conflict Minerals information on the CMRT for a five-year period. These records generally are maintained in an electronic format in accordance with the recommended record retention guidelines in the OECD Guidance.

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Strengthen company engagement with suppliers. The CEO sent correspondence to identified in-scope suppliers outlining our expectations of those suppliers in our mineral supply chain. Also, we maintained a process for Conflict Mineral identification in our procurement process. We attempted to create control over our suppliers and accountability and visibility into our mineral supply chain through our Purchase Order Terms which require our suppliers generally to (i) represent that, to the supplier’s knowledge, Conflict Minerals did not originate from the Covered Countries unless processed by a facility listed as conformant pursuant to the RMAP; (ii) abide by the terms of our Policy and commit to responsible sourcing and legal compliance; (iii) agree to retain our Conflict Minerals supply chain documentation for a period of five years, and allow us, at reasonable times, to inspect that documentation; and (iv) agree to work with sub-suppliers in an attempt to trace Conflict Minerals at least to the SOR level. If a supplier is not in compliance with our Purchase Order Terms, we expect to work with the supplier to achieve compliance, subject to the suspension and termination decisions made pursuant to our risk management plan, as described below. Our Purchase Order Terms have been posted to our website at http://www.leggett.com/SupplierDocuments/Corporate. The website and information accessible through it are not incorporated into this document.

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Establish a company-level grievance mechanism. We maintained a company-level grievance mechanism by which employees, suppliers and other interested parties, where permitted by applicable law, may contact us with potential violations of our Policy. We provided contact information for the grievance mechanism in our Policy and posted the Policy to our website. The grievance mechanism provides for confidential submissions to the fullest extent practicable and allowed by law. In addition, the grievance mechanism contains an anti-retaliation provision for employees.

OECD Guidance Step 2: Identify and Assess Risks in the Supply Chain.

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Identify, to the best of our efforts, the SORs in our supply chain. We identified suppliers that provide us with component parts and materials that may contain Conflict Minerals through internal surveys conducted by each of our business units and other operations. We used the CMRT to identify SORs and country of origin information of our necessary Conflict Minerals if reported in our supply chain by our suppliers. We obtained information about whether SORs were conformant or active with RMAP by cross-checking the SORs reported by our suppliers with the RMAP Conformant SOR List as well as by reviewing data on active SORs provided through our RMI membership.

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Identify the scope of the risk assessment of the mineral supply chain. We took the following steps to identify and assess the risk of sourcing from conflict-affected and high-risk areas in the Covered Countries for this reporting year:

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Engaging with In-Scope Suppliers. We assessed risk by validating and analyzing, to the extent reasonably practicable, each in-scope supplier response on the CMRT for the existence of red flags. Those red flags generally included the following:

i.	an incomplete response;

ii.	a declaration that not all SORs have been listed for each Conflict Mineral declared;

iii.	the inconsistency of the CMRT response with our internal inventory;

iv.	the declaration of some Conflict Minerals originating from Covered Countries from a SOR that, according to the information on RMI’s website, is not active or conformant with RMI’s RMAP;

v.

the inclusion of any of the Covered Countries on the SOR page of the CMRT where the SOR that is reported, according to the information on RMI’s website, is not active or conformant with RMI’s RMAP; and

vi.	conflicting responses within the same CMRT.

Where in-scope suppliers provided a CMRT that we considered to contain red flags, we sent follow-up communications requesting an explanation or elimination of any red flag.

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Requesting Conflict Minerals Policy. We also reviewed our suppliers’ responses on the CMRT to determine whether each supplier had adopted a Conflict Minerals policy. If no policy had been adopted, we requested that the supplier adopt a policy and post such policy to its website.

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Engaging with SORs. Verifiable SORs have been identified in the supply chain of the Covered Products disclosed above. If the country of origin of necessary Conflict Minerals was not provided by our suppliers on the CMRT, we sent correspondence to the verifiable SORs and inquired about the country of origin of such necessary Conflict Minerals in order to assess the risk of sourcing from Covered Countries.

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Assess whether the SORs have carried out all elements of due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas. As contemplated by the OECD Guidance, our due diligence program leveraged independent SOR audits, which were undertaken in accordance with the RMAP, or one of the other cross-recognized certification programs, such as London Bullion Market Association (“LBMA”) Responsible Gold Certification or Responsible Jewellery Council Chain-of-Custody Certification. As previously indicated, we cross-checked the SORs reported by our suppliers against the SOR data from the RMAP Conformant SOR List and from data on active SORs provided through our RMI membership. The RMAP Conformant SOR List is a published list of SORs that have undergone assessment through the RMAP or industry equivalent program (such as the Responsible Jewellery Council or LBMA) and have been validated as being conformant with the protocols.

OECD Guidance Step 3: Design and Implement a Strategy to Respond to Identified Risks.

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Report findings to designated senior management. We prepared and delivered summary reports of supplier responses on the CMRT and our risk management plan activities, including potential higher risk sourcing, to senior management in our Conflict Minerals internal management structure.

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Devise and adopt a risk management plan. Although we desire to establish and maintain, where appropriate, long-term relationships with our suppliers as opposed to short-term or “one-off” contracts, we adopted a risk management plan to respond to suppliers who were unwilling or unable to engage in the due diligence process, or provided responses that indicated that they may be sourcing from the Covered Countries. Pursuant to this plan, we categorized non-responsive suppliers into three classes: Class 1—continue trade with the supplier with risk mitigation efforts; Class 2—temporarily suspend trade with the supplier with risk mitigation efforts (3-6 month suspension period after notice of potential suspension and affirmative refusal of the supplier to cooperate); or Class 3—terminate the supplier relationship after notice of potential termination, if necessary, and affirmative refusal of the supplier to cooperate. The suppliers were categorized by business unit personnel and reviewed by our CEO and the applicable segment head. We developed and executed corrective action plans for non-responsive suppliers, which included contacting certain non-responsive suppliers and requesting them to respond. In addition, we also developed and executed corrective action plans for suppliers who indicated that Conflict Minerals contained in the parts or materials supplied to us may have originated from the Covered Countries from SORs that were not listed as conformant or active by RMAP. Those corrective action plans included engaging with such suppliers to determine specific information about (i) the Conflict Minerals contained in the part(s) or material(s), (ii) the name and location of the SOR(s) where the Conflict Minerals were processed, and (iii) the name and location of the mine(s) where the Conflict Minerals were extracted.

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Implement the risk management plan, monitor and track performance of risk mitigation efforts and report back to designated senior management. As part of our adopted risk management plan, the Company distributed training materials to identified in-scope suppliers to: (i) reinforce the requirements of the Rule; (ii) communicate our Purchase Order Terms and our Policy; (iii) request in-scope suppliers to encourage SORs in our supply chain to become conformant under the RMAP; (iv) notify suppliers of our Conflict Minerals grievance process; and (v) encourage suppliers to join industry initiatives to assist in due diligence. If the supplier responded on the CMRT and indicated that it had not adopted a Conflict Minerals policy, we requested, through separate follow-up communication, that the supplier adopt and post such a policy to its website. In addition to monitoring and tracking our suppliers for adoption of a Conflict Minerals policy, we also monitored and tracked SORs and SOR improvements through our membership in RMI. We distributed training materials to Company supply chain employees to reinforce the requirements of the Rule, our due diligence process, and our risk management plan. Also, business unit personnel and other employees executed corrective action plans for the identified non-responsive suppliers where appropriate. These lists were reported to the CEO and each applicable segment head for review.

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Undertake additional fact and risk assessments for risks requiring mitigation, or after a change in circumstances. In order to capture changes to the Company’s mineral supply chain that occurred from time to time, we updated our internal inventory and in-scope supplier list through periodic reviews and revisions. We also maintained a process to repeat risk identification and assessment steps with respect to suppliers and parts that were added from time to time in an attempt to prevent or mitigate adverse impacts.

OECD Guidance Step 4: Carry Out Independent Third-Party Audit of SOR Due Diligence Practices.

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Where verifiable SORs, as listed below, were identified in the supply chain of any Covered Product disclosed above, and our supplier did not provide any country of origin information on the CMRT, we sent correspondence to such SORs inquiring about the country of origin of such necessary Conflict Minerals. However, because we do not purchase Conflict Minerals in Covered Products directly from SORs or mines, we have no contractual leverage with these entities.

We therefore primarily relied on the RMAP to coordinate third-party audits of SORs’ due diligence activities. We relied on the publicly available results of the RMAP third party audits to validate the sourcing practices of SORs in our supply chain. However, we did request that our in-scope suppliers encourage SORs in our mineral supply chain to undergo an audit in accordance with the RMAP. In addition, we supported the RMAP through our membership in RMI. We also participated in certain Conflict Minerals meetings with the Automotive Industry Action Group, the Original Equipment Suppliers Association, and RMI’s Due Diligence Practices Team.

OECD Guidance Step 5: Report Annually on Supply Chain Due Diligence.

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In alignment with Step 5 of the OECD Guidance, this Report constitutes our annual report on our Conflict Minerals due diligence. This Report is available on our website at http://www.leggett.com/SupplierDocuments/Corporate and has been filed with the SEC. The website and information accessible through it are not incorporated into this document.

Conclusions of Due Diligence

After exercising the due diligence described above, we were unable to reasonably determine that all of the Conflict Minerals contained in the Covered Products did not originate from the Covered Countries (or did come from recycled or scrap sources). We were unable to determine all of the specific SORs that processed the Conflict Minerals in these Covered Products, and we were unable to determine all of the countries of origin of the Conflict Minerals contained in the Covered Products. Many respondents did not provide verifiable SOR information or responded at a company-wide level which did not allow us to conclude that the Conflict Minerals were processed by any particular SOR.

Based on the information provided by our suppliers, we believe, to the extent reasonably known, that some of the facilities used to process some of the Conflict Minerals in our Covered Products include the SORs listed below. We do not believe that the below list represents all of the SORs that processed Conflict Minerals in our Covered Products in the reporting period. Rather, it represents only those SORs that we could reasonably verify as related to our specific Covered Products based on our suppliers’ responses. All SORs on this list are named as smelters by RMI and are designated by RMI as conformant:

Conflict Mineral	Smelter ID	SOR Facility Name[1]	Country Location of SOR	Country Location of Mine or Recycled/Scrap
Tantalum	CID002550	H.C. Starck Smelting GmbH & Co. KG	Germany	[4]
Tin	CID000292	Alpha	United States	[4]
Tin	CID000292	Alpha	United States	R/S2
Tin	CID000228	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China	[4]
Tin	CID001070	China Tin Group Co., Ltd.	China	China2 3
Tin	CID001070	China Tin Group Co., Ltd.	China	[4]
Tin	CID001105	Malaysia Smelting Corporation (MSC)	Malaysia	[4]
Tin	CID001898	Thaisarco	Thailand	R/S2
Tin	CID002180	Yunnan Tin Company Limited	China	[4]
Gold	CID002459	Geib Refining Corporation	United States	[4]
Gold	CID001955	Torecom	South Korea	[4]
Tungsten	CID000218	Guangdong Xianglu Tungsten Co., Ltd.	China	[4]
Tungsten	CID000105	Kennametal Huntsville	United States	[4]

[1]	SOR facility names as reported on the RMAP SOR list
[2]	The countries of origin, or recycled/scrap designation, of the Conflict Minerals processed by the named SORs contained in some of our Covered Products are based upon suppliers’ responses on the CMRT.
[3]	The country of origin of tin processed by the named SOR contained in some of our Covered Products is based upon the supplier’s response on the CMRT and supplemental research completed internally.
[4]	Country location of mine or recycled/scrap designation not provided by the applicable in-scope supplier(s) or verifiable SOR.

We leveraged our access to level sourcing information provided by our membership in RMI for any Conflict Minerals processed by verifiable SORs listed in the above table where country of origin or recycled/scrap designations were not provided by suppliers’ responses on the CMRT or verifiable SORs, or from research completed internally. Based on RMI’s level sourcing information, the origin of these Conflict Minerals may have included the following:

Conflict Mineral	Countries of origin may include the following[1]:
Tantalum	Australia, Austria, Bolivia (Plurinational State of), Brazil, Burundi, China, Colombia, Democratic Republic of the Congo, Ethiopia, Guinea, India, Madagascar, Malaysia, Nigeria, Russian Federation, Rwanda, Sierra Leone, Thailand, and recycled or scrap material.
Tin	Australia, Bolivia (Plurinational State of), Brazil, Burundi, China, Colombia, Democratic Republic of the Congo, Guinea, Indonesia, Laos, Malaysia, Mongolia, Myanmar, Nigeria, Peru, Portugal, Russian Federation, Rwanda, Taiwan, Thailand, Uganda, United Kingdom of Great Britain and Northern Ireland, Venezuela, and recycled or scrap material.
Gold	Recycled or scrap material
Tungsten	Australia, Bolivia (Plurinational State of), Brazil, China, Colombia, Guinea, Indonesia, Laos, Malaysia, Mongolia, Myanmar, Nigeria, Peru, Russian Federation, Taiwan, Thailand, United Kingdom of Great Britain and Northern Ireland, United States of America, and recycled or scrap material.

[1]

We do not have privity of contract with any verifiable SOR or control over the origin of the sourcing of any Conflict Minerals processed by any verifiable SOR, nor do we have actual knowledge that any Conflict Minerals in any Covered Products was sourced from any of the above countries except for China.

The level sourcing information provided above is in aggregate form and is derived from information made available by RMI to its members. Except for the DRC, RMI does not indicate individual countries of origin of the Conflict Minerals processed by conformant SORs.

Our efforts to determine the mine or location of origin of the necessary Conflict Minerals in the Covered Products with the greatest possible specificity consisted of the due diligence measures described in this Report. The Covered Products are often composed of multiple component parts containing one or more Conflict Minerals. We do not have sufficient information to determine the country of origin of all of the Conflict Minerals in all of the component parts in any Covered Product. As a result, we cannot conclusively determine the country of origin of all of the Conflict Minerals in any individual Covered Product or whether the manufacture of such Covered Product directly or indirectly financed or benefited Armed Groups in the Covered Countries.

Independent Private Sector Audit

Consistent with the provisions of the Rule, the SEC’s Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule dated April 29, 2014, and the SEC’s Order Issuing Stay dated May 2, 2014, this Report has not been audited by a third party. Notwithstanding anything to the contrary in this Report, for purposes of clarification and without limitation, we are not claiming, nor are we implying, that any of our Covered Products are “DRC Conflict-Free.” An audit is not required for the reporting period from January 1, 2018 to December 31, 2018.

Improvements to Due Diligence

We expect to take the following steps to improve our due diligence measures:

(i)	continue to engage with in-scope suppliers to obtain current, accurate and complete information about our Conflict Mineral supply chain;

(ii)	continue to engage with in-scope suppliers to implement responsible sourcing;

(iii)	continue to request that in-scope suppliers encourage the SORs in our supply chain to become conformant under the RMAP;

(iv)	continue corresponding with verifiable SORs in our supply chain of any Covered Product to inquire about the country of origin of necessary Conflict Minerals; and

(v)	continue to support RMI through our membership.

Caution Concerning Forward-Looking Statements. Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “targets,” “anticipates,” “desires,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict, including but not limited to, our ability to constructively work with our suppliers to achieve compliance with our Policy and Purchase Order Terms, our ability to enter into long-term contracts with appropriate Conflict Minerals terms, our ability to maintain long-term relationships with our suppliers, our ability to improve our due diligence process, and our ability to identify and constructively engage with SORs in our supply chain. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made, and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.